Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in millions)	2018	2017	2018	2017
Income before income taxes	$631	$790	$1,409	$1,550
Interest	90	92	179	181
Portion of rentals deemed to be interest	15	15	31	30
Income available for fixed charges	$736	$897	$1,619	$1,761
Fixed charges:
Interest	$90	$92	$179	$181
Portion of rentals deemed to be interest	15	15	31	30
Total fixed charges	$105	$107	$210	$211
Ratio of earnings to fixed charges	7.01	8.39	7.70	8.34

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the total fixed charges. For purposes of this ratio, fixed charges consist of interest and that portion of rentals deemed representative of the appropriate interest factor.

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